Form 10-K, Exhibit 13
period 1997-09-30
DESTRON FEARING CORP /DE/
filed 1997-12-24
CIK 881283

                                                               Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

Revenue in fiscal 1997 was $12,889,000 which represented a 19% increase over the $10,830,000 recorded in fiscal 1996. Revenue from the sale of electronic products increased 30% principally because of higher sales volume in the United States fisheries market and the introduction of electronic products into the companion animal market in Japan. Revenue from visual identification products rose 8% over fiscal 1996 as a result of price increases and higher unit volumes.

Gross profit as a percentage of revenue for fiscal 1997 was 33% compared to 21% in the prior year. The improvement in gross margins resulted from a more profitable mix of electronic and visual products combined with higher margins on the sales of electronic readers and an increase in unit prices of certain visual identification products. Also, in fiscal 1996, as noted below, the Company incurred significant costs to retrofit and update certain reader technologies. These costs were less significant in fiscal 1997.

Selling, general and administrative expenses declined by 27% to $3,651,000 from $4,972,000 in fiscal 1996, in part due to a $400,000 reduction in legal fees in the current fiscal year. Additionally, in fiscal 1996, charges of $1,043,000 were recorded for the amortization of electronic readers provided under a marketing and distribution agreement, with no similar amortization expenses incurred in fiscal 1997. Selling expenses remained relatively unchanged between fiscal 1997 and 1996.

Research and development expenses of $870,000 in fiscal 1997 were 9% lower than the previous year's $955,000. The decrease primarily resulted from lower outside production development expenses.

Interest and other of $562,000 increased in fiscal 1997 compared to $224,000 for the prior year, partially due to the collection in fiscal 1996 of an indebtedness that had been charged to expense in a prior fiscal year. Further, in fiscal 1997, the Company recognized certain imputed interest on an outstanding balance payable to a vendor. This balance was converted into a term note in June 1997. (See "Liquidity and Capital Resources.")

The Company derives a significant portion of its revenue from export sales. The gross profit and cash requirements of these sales do not vary materially from the requirements of its domestic sales.

FISCAL 1996 COMPARED TO FISCAL 1995

Revenue in fiscal 1996 of $10,830,000 was 33% lower than the $16,234,000 recorded in fiscal 1995. Electronic products sales declined 49% in fiscal 1996 principally because shipments into the United States companion animal market were down 97% from fiscal 1995. Partially offsetting this were significantly higher sales of electronic products in the European markets. Visual identification product revenues remained relatively unchanged between years.

Gross profit as a percentage of revenue for fiscal 1996 was 21% compared to 35% in the prior year. The lower margins in fiscal 1996 resulted from less absorption of fixed manufacturing overhead because of lower revenue, as well as low or negative margins on the sales of certain microchip readers. Additionally, the Company incurred costs of approximately $590,000 in fiscal 1996, primarily in the fourth quarter, to retrofit and upgrade the technology in certain microchip readers, as well as additional warranty costs of approximately $200,000, also related primarily to technology upgrades. The margins earned in the sale of visual identification products declined in fiscal 1996 from the fiscal 1995 level because of changes in the mix of products.

Selling, general and administrative expenses increased to $4,972,000 in fiscal 1996 from $3,727,000 in fiscal 1995. These increases were principally the result of legal fees of approximately $1,200,000 (primarily related to patent litigation) and charges of $1,043,000 related to amortization of electronic readers provided under a marketing and distribution agreement entered into in fiscal 1995. Lower depreciation and pension expenses partially offset these increases.

Research and development expenses were $955,000 in fiscal 1996 compared to $1,038,000 in the previous year. Lower usage of outside product development services and reduced travel expenses accounted for the reductions in fiscal 1996 expenses, which were partially offset by higher salaries and fringe benefits that resulted from personnel additions.

Interest and other of $224,000 in fiscal 1996 decreased from the prior year's $285,000 principally because of the collection of an indebtedness that had been charged to expense in a prior fiscal year. Interest expense increased 24% over fiscal 1995 because of higher average outstanding borrowings.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has utilized financing sources such as public and private equity offerings and borrowings from financial institutions and individual investors to fund its operating activities. The Company believes that its cash on hand at September 30, 1997 and funds available under its existing credit agreement combined with funds generated by operations and from private placements of common stock in 1997 will provide the Company with adequate liquidity and capital resources for working capital and other cash requirements.

However, the information set forth in the preceding paragraph is forward-looking information. Therefore, if, for any reason (including, without limitation, those described below), the Company's operations require more capital than anticipated, revenues do not reach anticipated levels, or cash flow needs are greater than planned, the Company may need additional financing in order to maintain its operations. There can be no assurance that the Company would be able to obtain any required additional financing when needed or that such financing, if obtained, would be on terms favorable or acceptable to the Company. If the Company was unable to obtain additional financing when needed and under acceptable conditions, it would be required to significantly scale back plans for growth and perhaps reduce the scope of its operations. Factors that may affect the Company's revenues, use of capital, expenses and/or cash flow, and that would cause actual results to differ materially from those anticipated include, but are not limited to, the introduction of competing products with performance equivalent to or exceeding that of the Company's products, a claim (whether or not successfully made) that the Company's products infringe a patent held by another company or individual, any performance problems involving the Company's products, changes in technology that could cause the Company's products to become obsolete, the departure of key members of management and/or key employees, regulatory requirements that would make the Company's products difficult or uneconomical to produce, and general economic conditions.

The Company's operating activities used $43,000 during fiscal 1997, $2,272,000 in fiscal 1996, and $482,000 in fiscal 1995, primarily to finance the net losses incurred in each of those years. Net cash used in 1997 operations also reflects an increase in accounts receivable and reductions in accounts payable and accrued liabilities. In fiscal 1997, these elements were funded principally by depreciation and amortization and a decrease in inventories. In fiscal 1996 and 1995, the primary use of cash in operations related to increases in inventories, as funded by depreciation and amortization, collection of royalties receivable, and decreases in accounts payable and accrued liabilities. In addition, cash was provided by a decrease in accounts receivable in fiscal 1996.

The Company's investing activities used $192,000, $261,000 and $654,000 for the purchase of fixed assets in fiscal 1997, 1996 and 1995, respectively. The Company expects to expend approximately $300,000 for fixed asset additions in fiscal 1998.

The Company's financing activities provided net cash of $1,271,000 in fiscal 1997, $2,483,000 in fiscal 1996 and $1,271,000 in fiscal 1995. Primary sources of cash included the issuance of common stock in private placements and borrowings under long-term obligations and lines of credit. These were offset by repayments on long-term obligations, in each year as well as a $493,000 net reduction in bank line of credit borrowings in fiscal 1997.

As of September 30, 1997, the Company had net working capital of $5,566,000 with a current ratio of 3.0 to 1.0, which represents a $4,302,000 increase in working capital from September 30, 1996. The increase is due primarily to the conversion of a vendor account payable into a term loan (see discussion below).

In March and April 1996, the Company borrowed a total of $900,000 from private investors through the issuance of unsecured notes due October 21, 1997 and bearing interest at the rate of 11% per annum. Funds received from these notes were used to retire outstanding indebtedness and to provide additional working capital for operations. These notes were repaid in August 1997.

In April 1996, the Company borrowed $658,000 from a commercial bank through the issuance of an 8.98% promissory note collateralized by its real estate. The proceeds of the loan were used to retire a previous bank loan and industrial development revenue bonds, and to provide additional working capital for operations.

In January 1997, the Company sold an aggregate of 650,000 shares of common stock to two United States investors for gross proceeds of $1.3 million. Also in January 1997, the Company sold an aggregate of 1,000,000 shares of common stock in a private placement to three foreign investors pursuant to Regulation S under the Securities Act of 1933 for gross proceeds of $2,000,000.

In June 1997, the Company entered into a $3,000,000 revolving credit facility with Coast Business Credit, a division of Southern Pacific Thrift & Loan Association of Los Angeles, California. The credit facility is secured by all of the Company's receivables, inventories, investment property, equipment and general intangibles, as defined in the agreement. Borrowings under the facility are payable on demand and are limited to a portion of eligible accounts receivable and inventories, as defined in a borrowing formula in the agreement. The agreement is effective through June 30, 1999, with provisions for automatic extensions of the maturity date. Interest on the credit facility is paid monthly at a rate equal to the greater of eight percent (8%) or prime plus one and three-quarters percent (1 3/4 %). At September 30, 1997, the Company had outstanding borrowings of $373,000 under the facility and had a maximum availability under the borrowing formula of $2,262,000. The new revolving credit facility replaces a previous credit line agreement with a bank, and it will be used for general corporate working capital needs.

In June 1997, the Company completed an agreement with a vendor whereby $4,290,000 of an account payable was converted into a promissory note. The note provides for monthly payments of $125,000 in the current fiscal year, $150,000 in fiscal 1998 and $175,000 in fiscal 1999. An additional principal payment of $600,000 is required in October 1998 and further principal payments are called for under certain conditions set forth in the agreement. The note bears interest at 7.25% per annum as of September 30, 1997, with increases to 9.25% and 11.25% per annum at the beginning of fiscal years 1998 and 1999, respectively. The scheduled term of the note is twenty-seven (27) months, with the final payment due in August 1999.

ABOUT THE COMPANY

Destron Fearing Corporation develops, manufactures and markets a broad line of electronic and visual identification devices for companion animals, livestock, laboratory animals, fish and wildlife.

   Visual identification products, such as numbered eartags, are marketed under the Fearing brand name, principally to livestock producers.

   Destron's radio frequency identification (RFID) products consist of transponders, readers and injection systems. The miniaturized transponder incorporates an antenna and a microchip with a unique identification code for the animal in which it is implanted. The associated reader device uses radio frequencies to interrogate the transponder and read the code. The transponder is typically injected under the skin using a hypodermic syringe; no surgery is required.

FINANCIAL HIGHLIGHTS


                                                                                                      SEVEN MONTHS
                                                            YEARS ENDED                                  ENDED      YEAR ENDED
                                              SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, FEBRUARY 28,
(IN THOUSANDS, EXCEPT PER SHARE DATA)             1997          1996         1995          1994          1993 (1)      1993

STATEMENT OF OPERATIONS DATA:
 Total revenue . . . . . . . . . . . . . . .   $12,889       $10,830       $16,234        $9,652        $ 2,348        $3,764
 Gross margin. . . . . . . . . . . . . . . .     4,311         2,296         5,745         4,263            863         1,061
 Income (loss) from operations . . . . . . .      (772)       (3,855)          695           131         (1,057)       (5,159)
 Net income (loss) . . . . . . . . . . . . .      (772)       (3,855)          661           491         (1,057)       (5,159)
 Net income (loss) per common share. . . . .      (.06)         (.33)          .06           .05           (.16)         (.80)
 Weighted average number of common and
  common equivalent shares outstanding . . .    12,886        11,520        10,944        10,032          6,459         6,409

BALANCE SHEET DATA:
 Working capital surplus (deficit) . . . . .   $ 5,566       $ 1,264       $   893        $1,068        $  (732)       $ (378)
 Total assets. . . . . . . . . . . . . . . .    12,682        13,022        13,496         8,519          3,361         3,586
 Current liabilities . . . . . . . . . . . .     2,923         7,038         7,111         2,640          2,334         2,150
 Long-term debt obligations, net of
  current portion. . . . . . . . . . . . . .     3,121         1,688           281         1,538            703           136
 Shareholders' equity. . . . . . . . . . . .     6,638         4,296         6,104         4,341            324         1,300


(1) IN NOVEMBER 1993, THE COMPANY CHANGED ITS FISCAL YEAR TO SEPTEMBER 30, COMMENCING WITH THE YEAR ENDED SEPTEMBER 30, 1993.

COMMON STOCK INFORMATION


TRADING AND PRICE RANGE.

The common stock of Destron Fearing Corporation has traded on the Nasdaq SmallCap Market since September 2, 1994, under the symbol DFCO. The quotations set forth below were furnished by the National Association of Securities Dealers and reflect the range of high and low bid prices.


                             FISCAL YEAR ENDED       FISCAL YEAR ENDED
                            SEPTEMBER 30, 1997      SEPTEMBER 30, 1996
                             HIGH         LOW         HIGH       LOW
-----------------------------------------------------------------------
First Quarter. . . . . . .  $4.19       $2.13        $5.00      $2.75
Second Quarter . . . . . .   3.88        2.00         5.25       3.25
Third Quarter. . . . . . .   2.50        1.38         4.44       2.94
Fourth Quarter . . . . . .   2.50        1.25         4.63       1.94



     SHAREHOLDERS. As of December 15, 1997, the company had 364 shareholders of record and an estimated 5,000 beneficial shareholders whose stock was held in street name by brokerage houses.

     DIVIDENDS. Certain of the Company's debt agreements prohibit the payment of dividends. To date, Destron has not paid any cash dividends on its common stock, and it does not anticipate doing so in the foreseeable future.




QUARTERLY FINANCIAL INFORMATION

                                                  FIRST         SECOND          THIRD         FOURTH         ANNUAL
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)          QUARTER        QUARTER        QUARTER        QUARTER
---------------------------------------------------------------------------------------------------------------------

FISCAL 1997
Revenues. . . . . . . . . . . . . . . . . . .    $ 3,168        $ 4,046        $ 3,058        $ 2,617        $12,889
Gross margin. . . . . . . . . . . . . . . . .      1,211          1,552          1,004            544          4,311
Net income (loss) . . . . . . . . . . . . . .         81            201           (190)          (864)          (772)
Net income (loss) per share . . . . . . . . .        .01            .02           (.01)          (.06)          (.06)
Weighted average
 shares outstanding . . . . . . . . . . . . .     11,946         13,010         13,294         13,294         12,886

FISCAL 1996
Revenues. . . . . . . . . . . . . . . . . . .    $ 2,476        $ 4,206        $ 2,167        $ 1,981        $10,830
Gross margin. . . . . . . . . . . . . . . . .        845          1,260            496          (305)          2,296
Net loss. . . . . . . . . . . . . . . . . . .       (302)          (660)          (748)        (2,145)        (3,855)
Net loss per share. . . . . . . . . . . . . .       (.03)          (.06)          (.06)          (.18)          (.33)
Weighted average
 shares outstanding . . . . . . . . . . . . .     11,186         11,612         11,640         11,641         11,520


                        DESTRON FEARING CORPORATION
                        AND SUBSIDIARIES


                        Consolidated Financial Statements as of
                        September 30, 1997 and 1996
                        Together With Report of
                        Independent Public Accountants


                     DESTRON FEARING CORPORATION AND SUBSIDIARIES

                              Consolidated Balance Sheets

                                  As of September 30

                                                                    1997           1996
                                                                ------------     ------------

                           ASSETS

CURRENT ASSETS:
  Cash........................................................  $  1,075,000      $  39,000
  Accounts receivable, net of allowance for doubtful accounts
    of $127,000 and $75,000...................................     1,911,000        1,016,000
  Inventories, net............................................     5,292,000        7,219,000
  Prepaid expenses and other current assets...................       211,000           28,000
                                                                ------------      -----------
           Total current assets...............................     8,489,000        8,302,000

  PROPERTY AND EQUIPMENT, net.................................     2,001,000        2,104,000

  INVESTMENT IN JOINT VENTURE.................................             -          225,000

  GOODWILL, net...............................................     2,001,000        2,085,000

  OTHER ASSETS, net...........................................       191,000          306,000
                                                                ------------       -----------
                                                                 $12,682,000       $13,022,000
                                                                ------------       -----------
                                                                ------------       -----------

       LIABILITIES AND SHAREHOLDERS' EQUITY


  CURRENT LIABILITIES:
    Line of credit............................................   $   373,000       $   866,000
    Accounts payable..........................................       524,000         5,597,000
    Accrued liabilities........................................      472,000           528,000
    Current portion of long-term obligations...................    1,554,000            47,000
                                                                 -----------       -----------
             Total current liabilities.........................    2,923,000         7,038,000

  LONG-TERM OBLIGATIONS, net of current portion................    3,121,000         1,688,000
                                                                 -----------        ----------
          Total liabilities....................................    6,044,000         8,726,000
                                                                 -----------        ----------

  COMMITMENTS AND CONTINGENCIES (Note 6)

  SHAREHOLDERS' EQUITY:
    Common stock, $.01 par value, 20,000,000 sharesauthorized;
      13,294,000 and 11,641,000 shares issued and outstanding..      133,000            116,000
    Additional paid-in capital.................................   19,789,000         16,692,000
    Accumulated deficit........................................  (13,284,000)       (12,512,000)
                                                                ------------       -------------

       Total shareholders' equity..............................    6,638,000          4,296,000
                                                                ------------       -------------
                                                                 $12,682,000        $13,022,000
                                                                ------------       -------------
                                                                ------------       -------------



     The accompanying notes are an integral part of these consolidated balance sheets.

                                     A-7



                          DESTRON FEARING CORPORATION AND SUBSIDIARIES

                             Consolidated Statements of Operations

                               For the Years Ended September 30



                                                                     1997             1996             1995
                                                                 -----------      -----------      -----------
NET SALES...................................................     $12,889,000      $10,830,000      $16,234,000
                                                                 -----------      -----------
COSTS AND EXPENSES:
  Cost of sales.............................................        8,578,000       8,534,000       10,489,000
  Selling, general and administrative.......................        3,651,000       4,972,000        3,727,000
  Research and development..................................          870,000         955,000        1,038,000
  Interest expense and other................................          562,000         224,000          285,000
                                                                   ----------     -----------      -----------
             Total costs and expenses.......................       13,661,000      14,685,000       15,539,000
                                                                   -----------    -----------       ----------
INCOME (LOSS) BEFORE INCOME TAXES...........................         (772,000)     (3,855,000)         695,000

PROVISION FOR INCOME TAXES..................................                -               -           34,000
                                                                   -----------    -----------
NET INCOME (LOSS)...........................................      $  (772,000)     $(3,855,000)     $  661,000
                                                                  ------------     ------------     ----------
                                                                  ------------     ------------     ----------
NET INCOME (LOSS) PER COMMON SHARE..........................      $     (0.06)      $     (.33)     $      .06
                                                                  ------------     ------------     ----------
                                                                  ------------     ------------     ----------
WEIGHTED AVERAGE COMMON AND
  COMMON EQUIVALENT
  SHARES OUTSTANDING........................................        12,886,000       11,520,000     10,944,000
                                                                  ------------      -----------     -----------
                                                                  ------------      -----------     -----------



  The accompanying notes are an integral part of these consolidated financial statements.

                               DESTRON FEARING CORPORATION AND SUBSIDIARIES
                             Consolidated Statements of Shareholders' Equity
                          For the Years Ended September 30, 1997, 1996 and 1995

                                                                 Common Stock          Additional                        Total
                                                             ---------------------       Paid-In      Accumulated     Shareholders'
                                                               Shares       Amount       Capital        Deficit          Equity
                                                             ----------    --------    -----------   ------------    -------------
BALANCE, September 30, 1994                                  10,199,000    $102,000    $13,557,000   $ (9,318,000)     $4,341,000
   Issuance of common stock upon exercise of stock
     options and warrants                                       783,000       8,000      1,094,000              -       1,102,000
   Net income                                                         -           -              -        661,000         661,000
                                                             ----------    --------    -----------    ------------   -------------

BALANCE, September 30, 1995                                  10,982,000     110,000     14,651,000     (8,657,000)      6,104,000
   Issuance of common stock in private placement                625,000       6,000      1,994,000              -       2,000,000
   Issuance of common stock upon exercise of stock options       34,000           -         47,000              -          47,000
   Net loss                                                           -           -              -     (3,855,000)     (3,855,000)
                                                             ----------    --------    -----------    ------------   -------------

BALANCE, September 30, 1996                                  11,641,000     116,000     16,692,000    (12,512,000)      4,296,000
   Issuance of common stock in private placements             1,650,000      17,000      3,092,000              -       3,109,000
   Issuance of common stock upon exercise of stock options        3,000           -          5,000              -           5,000
   Net loss                                                           -           -              -       (772,000)       (772,000)
                                                             ----------    --------    -----------    ------------   -------------

BALANCE, September 30, 1997                                  13,294,000    $133,000    $19,789,000   $(13,284,000)   $  6,638,000
                                                             ----------    --------    -----------    ------------   -------------
                                                             ----------    --------    -----------    ------------   -------------

      The accompanying notes are an integral part of these consolidated financial statements.

                                   DESTRON FEARING CORPORATION AND SUBSIDIARIES
                                       Consolidated Statements of Cash Flows
                                          For the Years Ended September 30

                                                                     1997              1996              1995
                                                                 ------------     ------------      -----------
OPERATING ACTIVITIES:
  Net income (loss)                                              $  (772,000)     $(3,855,000)      $  661,000
  Adjustments to reconcile net income (loss) to net cash used in operating activities-
      Depreciation and amortization                                  494,000        1,536,000          571,000
      Equity in income of joint venture and other                    225,000          (14,000)         (37,000)
      Change in operating items:
        Accounts receivable                                         (895,000)         807,000          (83,000)
        Inventories                                                1,927,000       (2,079,000)      (3,909,000)
        Prepaid expenses and other current assets                   (183,000)          33,000           (8,000)
        Royalties receivable                                               -          402,000          300,000
        Accounts payable and accrued liabilities                    (839,000)         898,000        2,023,000
                                                                  -----------      -----------      -----------
          Net cash used in operating activities                      (43,000)      (2,272,000)        (482,000)
                                                                  -----------      -----------      -----------


INVESTING ACTIVITIES:
  Purchase of fixed assets                                          (192,000)        (261,000)        (654,000)
  Capitalized design costs                                                 -                -         (125,000)
  Change in other assets                                                   -           27,000           10,000
                                                                  -----------      -----------      -----------
          Net cash used in investing activities                     (192,000)        (234,000)        (769,000)
                                                                  -----------      -----------      -----------


FINANCING ACTIVITIES:
  Issuance of common stock, net                                     3,114,000        2,047,000       1,102,000
  Borrowings under long-term obligations                                    -        1,558,000              -
  Repayments of long-term obligations                              (1,350,000)      (1,550,000)       (113,000)
  Net borrowings (repayments) on bank lines of credit                (493,000)         428,000         282,000
                                                                  -----------      -----------      -----------
          Net cash provided by financing activities                 1,271,000        2,483,000       1,271,000
                                                                  -----------      -----------      -----------

NET CHANGE IN CASH                                                  1,036,000         (23,000)          20,000

CASH, beginning of year                                                39,000          62,000           42,000
                                                                  -----------      -----------      -----------
CASH, end of year                                                  $1,075,000       $  39,000       $   62,000
                                                                  -----------      -----------      -----------
                                                                  -----------      -----------      -----------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                    $  512,000       $  448,000      $  364,000
                                                                  -----------      -----------      -----------
                                                                  -----------      -----------      -----------


SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
  Readers provided under marketing agreement                       $        -       $  165,000      $1,022,000
                                                                  -----------      -----------      -----------
                                                                  -----------      -----------      -----------
  Conversion of trade payable to term loan                         $4,290,000       $        -      $        -
                                                                  -----------      -----------      -----------
                                                                  -----------      -----------      -----------



      The accompanying notes are an integral part of these consolidated financial statements.

                 DESTRON FEARING CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                          September 30, 1997 and 1996


1.  DESCRIPTION OF BUSINESS AND RISK FACTORS:

Destron Fearing Corporation (Destron or the Company) manufactures a broad line of electronic and visual identification devices for the companion animal, livestock, laboratory animal, fish and wildlife markets worldwide. The Company's products are marketed primarily through a wide network of domestic and international distributors. In November 1993, the Company acquired Fearing Manufacturing Co., Inc. (Fearing), a 50-year-old company engaged in the manufacture of visual identification products for the livestock market.

During fiscal 1997, the Company resolved several matters which had raised going concern uncertainties in fiscal 1996. These included the successful negotiation of a new line of credit agreement (Note 3), conversion of a significant trade payable to a term note (Note 3), private placements of common stock (Note 4), as well as an overall improvement in operating results and cash flows.

The Company's future operations are dependent on the attainment of certain objectives, including the successful development, marketing and sale of new and existing products and technology. There can be no assurance that these objectives will be achieved, that the Company would be able to obtain any required additional financing if or when needed, or that such financing, if obtained, would be on terms favorable to the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

The Company recognizes product revenue, net of estimated returns, at the time the products are shipped.

INVENTORIES

Inventories consist of materials, labor and overhead and are valued at the lower of first-in, first-out cost or market. Inventories consisted of the following at September 30:


                                                         1997           1996
                                                      ----------     ----------
       Raw materials                                  $2,354,000     $3,352,000
       Finished goods                                  2,938,000      3,867,000
                                                      ----------     ----------
                   Total                              $5,292,000     $7,219,000
                                                      ----------     ----------
                                                      ----------     ----------


PROPERTY AND EQUIPMENT

Property and equipment are recorded at the lower of cost or net realizable value. Depreciation and amortization are recorded on a straight-line basis over the following useful lives:


     Building                                           30 years
     Improvements                                    10-20 years
     Equipment                                        7-10 years
     Furniture and fixtures                              7 years


Fixed assets consisted of the following at September 30:

                                                         1997           1996
                                                      ----------     ----------
       Land, building and improvements                $1,349,000     $1,349,000
       Equipment                                       1,378,000      1,318,000
       Furniture and fixtures                            254,000        122,000
                                                      ----------     ----------
                                                       2,981,000      2,789,000
       Accumulated depreciation and amortization        (980,000)      (685,000)
                                                      ----------     ----------
                                                      $2,001,000     $2,104,000
                                                      ----------     ----------
                                                      ----------     ----------


GOODWILL AND OTHER ASSETS

Goodwill represents the excess of the purchase price of Fearing (see Note 1) over the fair value of its net assets, and is being amortized on a straight-line basis over 30 years. Other assets consist primarily of patents and licenses related to the Company's technologies, which are being amortized over their estimated useful lives of 17 to 20 years. Total accumulated amortization of these other assets was $766,000 and $827,000 as of September 30, 1997 and 1996.

The Company periodically evaluates whether events or circumstances indicate that the carrying values of goodwill and other assets may not be recoverable, or whether the remaining estimated useful lives should be revised.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values of long-term obligations approximated carrying value at September 30, 1997 and 1996. The fair values of all other financial instruments also approximated carrying value at September 30, 1997 and 1996 due to the short maturities of those instruments.

WARRANTIES

The Company provides various warranties on certain of its products. Estimated warranty costs are accrued in the same period in which the related revenue is recognized, based on anticipated parts and labor costs, and utilizing historical experience.

RESEARCH AND DEVELOPMENT

Research and development costs consist primarily of salaries, supplies and other direct costs and are charged to expense as incurred.

INCOME TAXES

The Company accounts for income taxes under the liability method, which requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities as well as the expected future effects of loss carryforwards and tax credit carryforwards. Resulting net deferred tax assets are reduced by a valuation allowance for the amount of any tax benefits which may not be realized.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common and common equivalent share is based on the weighted average number of common and common equivalent shares outstanding for the period. Common equivalent shares consist primarily of stock options granted to employees, directors and others, and outstanding warrants.

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which changes the way companies calculate earnings (loss) per share data (EPS). SFAS No. 128 replaces primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings (loss) by weighted average shares outstanding, excluding potentially dilutive securities. Fully diluted EPS, termed diluted EPS under SFAS No. 128, is also to be disclosed. The Company is required to adopt SFAS No. 128 in fiscal 1998, at which time all prior year EPS information will be restated in accordance with SFAS No. 128. If the Company had adopted this pronouncement at the beginning of fiscal 1995, the effect of this accounting change on reported EPS data would have been as follows for the years ended September 30:


                                                             1997     1996     1995
                                                            -----    -----    -----
    Primary earnings (loss) per share as reported           $(.06)   $(.33)   $ .06
    Effect of SFAS No. 128                                    --       --       --
                                                            -----    -----    -----
    Basic earnings (loss) per share as restated             $(.06)   $(.33)   $ .06
                                                            -----    -----    -----
                                                            -----    -----    -----

    Fully diluted earnings (loss) per share as reported     $ --     $ --     $ --
    Effect of SFAS No. 128                                   (.06)    (.33)     .06
                                                            -----    -----    -----
    Diluted earnings (loss) per share as restated           $(.06)   $(.33)   $ .06
                                                            -----    -----    -----
                                                            -----    -----    -----


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods presented. Estimates are used for such items as allowances for doubtful accounts, inventory reserves, amortization periods for goodwill and other assets, useful lives of property and equipment, warranty reserves and others. Ultimate results could differ from those estimates.

3.  LINES OF CREDIT AND LONG-TERM OBLIGATIONS:

LINES OF CREDIT

Through May 1997, the Company maintained a $5,000,000 line of credit agreement with a bank. In June 1997, the Company replaced this line of credit with a $3,000,000 revolving credit facility with a different institution. This credit facility bears interest at the greater of 8% or prime plus 1.75%, payable monthly, and carries a commitment fee equal to 3/4% of the unused portion of the commitment under the facility. Borrowings under this facility are payable on demand and are limited to certain eligible accounts receivable and inventories ($2,262,000 at September 30, 1997). The agreement is effective through June 30, 1999, with certain provisions for automatic extension of the maturity date, and is collateralized by accounts receivable, inventories, property and equipment, and intangibles.

The following information relates to these credit facilities for the years ended September 30:


                                                         1997           1996
                                                      ----------     ----------
Balance outstanding at end of year                    $  373,000     $  866,000
Maximum amount outstanding during the year             1,276,000      2,252,000
Average borrowings during the year                       346,000      1,388,000
Weighted average interest rate during the year              9.6 %           8.6%
Interest rate at end of year                               10.25%           8.5%


This new credit facility contains various restrictive covenants which require the Company to maintain minimum levels of tangible net worth, among other matters. The credit facility also limits additional indebtedness, capital expenditures and dividends. The Company was in compliance with all such covenants as of September 30, 1997.

LONG-TERM OBLIGATIONS

Long-term obligations consisted of the following at September 30:


                                                          1997            1996
                                                       ----------     ----------
Note payable to vendor (see below)                     $3,891,000           $  -
Notes payable; interest at 11%; repaid in August 1997           -        900,000
Note payable; interest at 8.98%; payable in monthly
installments of principal and interest through
March 2001 with a balloon payment of approximately
$533,000 due April 2001; collateralized by real estate    622,000        649,000
Noncompete obligation; interest at 9%                     162,000        186,000
                                                       ----------     ----------
      Total long-term obligations                       4,675,000      1,735,000
Less- Current portion of long-term obligations          1,554,000         47,000
                                                       ----------     ----------
      Long-term obligations, net of current portion    $3,121,000     $1,688,000
                                                       ----------     ----------
                                                       ----------     ----------


In June 1997, the Company converted a $4,290,000 trade payable into an unsecured term note. The note bears interest at 7.25% as of September 30, 1997, with scheduled increases to 9.25% and 11.25% at October 1, 1997 and 1998, respectively. Monthly principal and interest payments of $150,000 and $175,000 are required in fiscal 1998 and 1999, respectively, with an additional principal payment of $600,000 due in October 1998. Further principal payments are also called for under certain conditions set forth in the note agreement. The final payment on the note is due in August 1999.

Future maturities of long-term obligations were as follows as of September 30, 1997:

       1998                                           $1,554,000
       1999                                            2,444,000
       2000                                               61,000
       2001                                              577,000
       2002                                               39,000
                                                      ----------
                                                      $4,675,000
                                                      ----------
                                                      ----------


4.  PRIVATE PLACEMENTS OF COMMON STOCK:

In December 1995, the Company completed a private placement of 625,000 shares of common stock for proceeds of $2,000,000. A portion of the proceeds was used to retire outstanding indebtedness with the remainder used to finance working capital needs.

In January 1997, the Company completed private placements of 1,000,000 and 650,000 shares of common stock for $2 per share, for net proceeds of $3,109,000. The proceeds were used to repay outstanding indebtedness and will also continue to provide additional working capital for operations.

5.  STOCK OPTIONS AND WARRANTS:

STOCK OPTIONS

The Company has established an Employee Stock Option Plan (the Employee Plan), a Nonemployee Director Stock Option Plan (the Nonemployee Director Plan), and a Consultant Stock Option Plan (the Consultant Plan).

The Employee Plan authorizes the grant of options to purchase an aggregate of up to 1,300,000 shares of common stock. All persons who are employees of the Company, including directors who are also employees, are eligible to participate. The plan provides for the grant of incentive stock options
(ISOs), as defined in the Internal Revenue Code, and nonincentive stock options
(NSOs). Options under this plan are granted at the discretion of a committee of the Company's board of directors.

The Nonemployee Director Plan authorizes the grant of NSOs to purchase an aggregate of 300,000 shares of common stock to nonemployee directors of the Company. Each nonemployee director is granted an option to purchase 15,000 shares of common stock when elected or appointed to the board of directors and receives an option to purchase an additional 2,500 shares of common stock upon each reelection to the Company's board of directors. Options are granted at exercise prices equal to the fair market value of the common stock at the date of grant, and vesting terms are determined by the board of directors or its designee.

The Consultant Plan authorizes the grant of options to purchase an aggregate of 500,000 shares of common stock to consultants of the Company who may be directors, but not employees of the Company. Stock options granted under the Consultant Plan are administered by a committee of the board of directors which determines the grants, exercise prices, number of shares and vesting terms.

The Company accounts for its stock options under Accounting Principles Board Opinion No. 25 and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the accompanying consolidated statements of operations. Had compensation cost related to these options been determined based on the fair value at the grant date for awards granted in fiscal 1997 and 1996, consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have increased to the following pro forma amounts:

                                              1997           1996
                                           -----------    -----------
     Net loss:
       As reported                         $  (772,000)   $(3,855,000)
       Pro forma                            (1,082,000)    (4,025,000)

     Net loss per common share:
       As reported                              $(0.06)        $(0.33)
       Pro forma                                 (0.08)         (0.35)


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair values of options granted in fiscal 1997 and 1996 were $1.73 and $2.56. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1996, respectively: risk-free interest rates of 6.4% and 5.7%; expected volatility of 78% and 76%; and expected lives of four years. Dividend yields were not used in the fair value computations as the Company has never declared or paid dividends on its common stock and currently intends to retain earnings for use in operations.

Shares subject to option are summarized as follows, with per share exercise prices presented in the currency in which they were denominated, without conversion:

                                                                U.S. Dollars       Canadian Dollars
                                                            -------------------  -------------------
                                                  Weighted    Non-     Weighted    Non-     Weighted
                                      Incentive   Average   qualified   Average  qualified  Average
                                        Stock     Exercise    Stock    Exercise    Stock    Exercise
                                       Options     Price     Options    Price     Options    Price
                                     ----------   --------  ---------  --------  ---------  --------
Balance, September 30, 1994            395,000     $1.56      307,000     $1.75    52,000   $4.33
  Granted                               53,000      2.64       10,000      3.38         -       -
  Exercised                           (187,563)     1.56     (132,000)     1.58   (49,000)   3.01
  Forfeited or canceled                (18,937)     1.09            -         -    (3,000)   4.94
                                      --------     -----     --------     -----   -------   -----

Balance, September 30, 1995            241,500      1.83      185,000      1.96         -       -
  Granted                              235,000      4.25        7,500      4.63         -       -
  Exercised                             (9,750)     2.13      (25,000)     1.08         -       -
  Forfeited or canceled                      -         -            -         -         -       -
                                      --------     -----     --------     -----   -------   -----

Balance, September 30, 1996            466,750      3.04      167,500      2.21         -       -
  Granted                              210,000      3.00       50,000      2.12         -       -
  Exercised                             (2,500)     2.13            -         -         -       -
  Forfeited or canceled                 (2,000)     2.13      (20,000)     2.45         -       -
                                      --------     -----     --------     -----   -------   -----

Balance, September 30, 1997            672,250     $3.04      197,500     $2.17         -    $  -
                                      --------     -----     --------     -----   -------   -----
                                      --------     -----     --------     -----   -------   -----
Options exercisable at:
  September 30, 1997                   384,000     $2.69      197,500     $2.17         -    $  -
                                      --------     -----     --------     -----   -------   -----
                                      --------     -----     --------     -----   -------   -----
  September 30, 1996                   236,583     $2.39      167,500     $2.21         -    $  -
                                      --------     -----     --------     -----   -------   -----
                                      --------     -----     --------     -----   -------   -----
  September 30, 1995                   104,208     $1.79      185,000     $1.96         -    $  -
                                      --------     -----     --------     -----   -------   -----
                                      --------     -----     --------     -----   -------   -----

Additional information regarding stock options outstanding and exercisable at September 30, 1997 is as follows:

                                                   Options Outstanding             Options Exercisable
                                          -------------------------------------  -----------------------
                                                                    Weighted
                                                        Weighted    Average                    Weighted
                                                         Average    Remaining                   Average
                           Range of         Options     Exercise   Contractual    Options      Exercise
        Option Type     Exercise Prices   Outstanding     Price    Life (Years)  Exercisable     Price
----------------------  ---------------   -----------  ----------  ------------  -----------  ----------
Incentive                 $0.88-$2.13       213,500      $1.63         6.1        204,000        $1.62
                           3.00- 4.56       458,750       3.69         8.7        180,000         3.90
                          -----------       -------                               -------
                          $0.88-$4.56       672,250       3.04         7.9        384,000         2.69
                          -----------       -------                               -------
                          -----------       -------                               -------

Nonqualified              $0.69-$2.13       152,500       2.02         3.2        152,500         2.02
                           2.23- 4.63        45,000       2.66         9.2         45,000         2.66
                          -----------       -------                               -------
                          $0.69-$4.63       197,500       2.17         4.5        197,500         2.17
                          -----------       -------                               -------
                          -----------       -------                               -------

WARRANTS

Warrants to purchase 742,000 and 719,000 shares of the Company's common stock were outstanding at September 30, 1997 and 1996. The warrants are exercisable at prices ranging from $1.00 to $4.81 and at Canadian $9.88, and are exercisable at various times through January 2002.

6.  COMMITMENTS AND CONTINGENCIES:

LITIGATION

Destron has been a party to litigation in which it asserted infringement by a competitor of one of the Company's patents related to certain of its technologies. The defendants asserted that the patent was not infringed, was invalid and was unenforceable. The defendants also asserted antitrust and unfair competition claims against the Company and Hughes Aircraft Company (Hughes).

On January 29, 1996, the jury in the trial returned a verdict in favor of the Company and found that the defendants had willfully infringed on the Company's patent, awarding damages of approximately $444,000. The defendants appealed the verdict, and on July 24, 1997, the appellate court affirmed the trial court's judgment. Additionally, on November 7, 1997, the trial court ruled that there had been no inequitable conduct on the part of Destron in connection with the issuance of the patent, and as such, upheld the validity and enforceability of the patent. While additional appeal proceedings are possible, the Company and its legal counsel continue to believe that the ultimate outcome of this litigation will not have a significant adverse impact on the Company's future financial position, cash flows, or results of operations.

On April 21, 1997, the defendants in the above litigation filed suit against the Company, alleging patent infringement and unfair competition on the part of the Company, among other matters. Although management is unable, at this time, to estimate the potential impact of this litigation, the Company and its legal counsel believe that the claims are without merit and that the ultimate outcome of the litigation will not have a significant adverse impact on the Company's future financial position, cash flows, or results of operations. However, there can be no assurance of the ultimate outcome.

EMPLOYEE BENEFIT PLAN

The Company has a tax-deferred employee savings plan which was established in accordance with Section 401(k) of the Internal Revenue Code. The plan covers all employees of the Company. Participants may contribute up to 15% of their annual compensation on a before-tax basis, subject to certain limits. The Company may elect to make matching and/or discretionary contributions to the Plan.

7. INCOME TAXES:

As of September 30, 1997 and 1996, the Company had approximately $7.8 million and $6.7 million of net operating loss (NOL) carryforwards. Further, the Company has approximately $133,000 of research and development tax credits available to offset future federal tax, subject to limitations for alternative minimum tax. The NOL and credit carryovers expire from 2004 through 2012 and are subject to examination by the tax authorities. Approximately $1.5 million of the $7.8 million of NOL carryforwards at September 30, 1997, relates to the exercise and subsequent sale of stock options. The tax benefit of approximately

$555,000 associated with this stock option deduction will be recorded as additional paid-in capital when realized.

The Tax Reform Act of 1986 contains provisions which may limit the net operating loss and credit carryovers available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests. The Company does not believe that a change in ownership has occurred since the NOLs were generated.

The income tax provision consisted of the following for the years ended September 30:

                                                     1997      1996       1995
                                                   -------   --------   -------
       Current federal and state taxes payable      $    -    $     -   $34,000
       Deferred tax provision                            -          -         -
                                                   -------   --------   -------
       Income tax provision                         $    -    $     -   $34,000
                                                   -------   --------   -------
                                                   -------   --------   -------

The components of deferred income taxes at September 30 were as follows:

                                                        1997           1996
                                                    -----------    -----------
       Net operating loss carryforwards              $2,785,000     $2,460,000
       Other, net                                        32,000        314,000
       Less- Valuation allowance                     (2,817,000)    (2,774,000)
                                                     -----------    -----------
                                                     $         -    $         -
                                                     -----------    -----------
                                                     -----------    -----------

The Company has determined that certain deferred tax benefits may not be realizable because such realization requires future taxable income, the attainment of which is uncertain. Accordingly, a valuation allowance has been established to eliminate the net deferred tax asset related to these items.

The reconciliation between income taxes using the statutory federal income tax rate and the recorded tax provision is as follows:


                                                            1997          1996           1995
                                                        ----------    ------------    -----------

       Federal taxes at
          statutory rate                                 $(262,000)   $(1,311,000)     $236,000
       Effect of nonutilization (utilization) of net
          operating losses and permanent differences       262,000      1,311,000      (202,000)
                                                        ----------    ------------    -----------
       Tax provision                                     $       -    $         -      $ 34,000
                                                        ----------    ------------    -----------
                                                        ----------    ------------    -----------
       Effective rate                                            -              -           4.9%
                                                        ----------    ------------    -----------
                                                        ----------    ------------    -----------


8.  EXPORT SALES AND SIGNIFICANT CUSTOMERS:

The Company generally sells its products at prices quoted in U.S. dollars to limit the risks associated with currency exchange rate fluctuations. Sales to locations outside of the United States are summarized as follows for the years ended September 30:


                                          1997           1996           1995
                                       ----------     ----------     ----------
       Europe                          $2,575,000     $2,331,000     $  756,000
       Canada                             570,000        616,000        587,000
       Asia and other                     713,000        499,000        443,000
                                       ----------     ----------     ----------
       Total                           $3,858,000     $3,446,000     $1,786,000
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------

For the year ended September 30, 1997, sales to two customers represented 16% and 10% of net sales. During the year ended September 30, 1996, sales to two customers represented 18% and 10% of net sales, and in fiscal 1995, sales to one customer represented 41% of net sales.

9.  SALES OF PATENT RIGHTS:

In September 1991, the Company signed an agreement with Hughes for the sale of patent rights related to its industrial and access control products along with an exclusive perpetual licensing arrangement. The Company retained the exclusive, worldwide rights to its animal ID product lines. The Company also retained the right to license to a specified Japanese manufacturer the rights to the applications acquired by Hughes (excluding transportation applications) exclusively in Japan and nonexclusively in certain Pacific Rim countries, with certain royalties to be paid to the Company over a five-year period. In October 1995, all amounts outstanding under this royalty agreement were received from Hughes.

The agreement also granted Hughes warrants to purchase 705,220 shares of the Company's common stock. At September 30, 1997, warrants to purchase 141,000 shares, at an exercise price of Canadian $9.88, were outstanding. These warrants expire in September 1998.

The Company and Hughes also formed a joint venture in September 1991 to support both companies with high-volume automated manufacturing capacity. H&D was a partnership between Hughes Identification Devices, Inc., a wholly owned subsidiary of Hughes, and a subsidiary of the Company. The Company and Hughes shared equally the gains and losses and capital requirements of H&D. The joint venture agreement concluded effective September 19, 1996, and the Company elected not to exercise its option to purchase the Hughes interest. The joint venture was dissolved in fiscal 1997, without a significant impact on the Company's financial position, cash flows, or results of operations. Further, the Company expects that this termination will not have a significant impact on its ability to purchase adequate quantities of materials at favorable prices, due to the existence of alternate sources of supply, including Hughes and various other suppliers.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Destron Fearing Corporation:

We have audited the accompanying consolidated balance sheets of Destron Fearing Corporation (a Delaware corporation) and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Destron Fearing Corporation and Subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                              ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  November 11, 1997

                                      A-21